Exhibit 1

Trading Symbols (TSX-V: LM; OTC: LMDCF; FSE: LIMA) 151 Bloor St West Suite 703 Toronto, Ontario Canada M5S 1S4 Tel: 416.927.7000 Fax: 416.927.1222 www.lingomedia.com

Lingo Media Corporation

Form 51 – 102 F1

Management Discussion & Analysis

Second Quarter Ended June 30, 2020

August 28, 2020

MANAGEMENT DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2020

Notice to Reader

The following Management Discussion & Analysis ("MD&A") of Lingo Media Corporation’s (the "Company" or "Lingo Media") financial condition and results of operations, prepared as of August 28, 2020, should be read in conjunction with the Company's Condensed Consolidated Interim Financial Statements and accompanying Notes for the period ended June 30, 2020 and 2019, which have been prepared in accordance with International Financial Reporting Standards are incorporated by reference herein and form an integral part of this MD&A.  All dollar amounts are in Canadian Dollars unless stated otherwise. These documents can be found on the SEDAR website www.sedar.com.

Our MD&A is intended to enable readers to gain an understanding of Lingo Media’s current results and financial position. To do so, we provide information and analysis comparing the results of operations and financial position for the current period to those of the preceding comparable three-month period. We also provide analysis and commentary that we believe is required to assess the Company's future prospects. Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in this document and that could have a material impact on future prospects. Readers are cautioned that actual results could vary.

Cautions Regarding Forward-Looking Statements

This MD&A contains certain forward-looking statements, which reflect management’s expectations regarding the Company’s results of operations, performance, growth, and business prospects and opportunities.

Statements about the Company’s future plans and intentions, results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements. Wherever possible, words such as "may," "will," "should," "could," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," or "potential" or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this MD&A are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this MD&A, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including: general economic and market segment conditions, competitor activity, product capability and acceptance, international risk and currency exchange rates and technology changes. More detailed assessment of the risks that could cause actual results to materially differ than current expectations is contained in the "Quantitative and Qualitative Disclosures of Market Risk" section of this MD&A.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis

Summary Description of Lingo Media

Lingo Media (“Lingo Media,” the “Company,” “we” or” us”) is an EdTech company that is ‘Changing the way the world learns Languages’ through the combination of education with technology. The Company is focused on online and print-based technologies and solutions through its two subsidiaries: Lingo Learning Inc. (Lingo Learning”) and ELL Technologies Ltd. (“ELL Technologies”). Through its two distinct business units, Lingo Media develops, markets and supports a suite of language learning solutions consisting of web-based software licensing subscriptions, online and professional services, audio practice tools and multi-platform applications. The Company continues to operate its textbook publishing business from which it collects recurring royalty revenues.

Lingo Media’s two distinct business units include ELL Technologies and Lingo Learning. ELL Technologies is an online educational technology (“EdTech”)  language learning training and assessment company that creates innovative software-as-a-service el-earning solutions. ELL Technologies market consists of educational institutions (such as schools, high schools, vocation schools, universities, etc.) and corporations. ELL Technologies sells and markets its online language learning solutions in Latin America, Asia, Europe, and the U.S. Lingo Learning is a print-based publisher of English language learning textbook programs in China. The Company has formed successful relationships with key government and industry organizations, establishing a strong presence in China’s education market.

The Company continues to invest in its underlying technology, including features and scalability, as well as, language content and leverage its industry expertise to expand into more scalable education technology. Recent product initiatives have allowed us to expand the breadth of our language learning product offerings. The Company’s web-based EdTech learning segment continues to present a significant opportunity for long-term value creation.

Lingo Media’s strategy is to focus on sales channels and relationships while continuously developing its content and technology offerings.

Q2 2020 Operational Highlights

●	Online English Language Learning:

✔	enhanced reporting functionality and depth

✔	improved chat functionality

✔	added alerts and notifications to distributor and client dashboards

✔	initiated work on a new mobile APP

✔	secured two sales contracts with a customer in Japan (first client in Japan)

✔	secured sales contracts with two universities in Colombia

✔	conducted a webinar in LATAM for teachers to help them deal with the COVID/remote teaching challenges with over 1,500 attendees

✔	conducted a webinar in Asia for teachers with several hundred attendees

✔	in concert with the Canadian Embassy in Colombia, presented to key organizations on “how to best teach online”

●	Print-Based English Language Learning:

✔	expanded existing market for PEP Primary English program into one additional province in China

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis

Online English Language Learning

ELL Technologies has developed and is marketing one of the largest libraries of online language learning resources in the world. The library has more than 3,000 hours of interactive learning through a number of product offerings that include Winnie’s World, English Academy, Campus, English for Success, Master and Business in addition courses to learn French, Mandarin, Spanish, and Portuguese languages. ELL Technologies is primarily marketed in Latin America, Asia, Europe, and now the U.S. through a network of distributors and earns its revenues from online and offline licensing fees from its suite of web-based language learning products and applications.

ELL Technologies’ high-tech, easy to implement eLearning Software-as-a-Service solutions have positioned the Company to provide learners of all ages and levels of English proficiency with a platform to further their language learning development.

All products have been designed by our proprietary tools enabling ELL Technologies to market and sell to academic institutions and governments. Educators who license the platform are able to easily assign, and arrange lessons and courses as they see fit, hence, personalizing the learning to a particular individual’s needs and progress.

Formative assessments and data gathering functionality allows us to adapt and improve content. Based on that data, we are able to program iterations to address specific problem areas and to make learning more accessible, efficient and measurable. Built for learners, by learners, we empower educators and allow them to easily transition from pure classroom paper-based teaching to the online world.

Summary of Q2 2020 product development achievements:

●	enhanced reporting functionality and depth
●	improved chat functionality
●	added alerts and notifications to distributor and client dashboards
●	initiated work on a new mobile APP

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis

Print-Based English Language Learning

The Company continues to maintain its legacy textbook publishing business through Lingo Learning, a print-based publisher of English language learning programs in China since 2001. Lingo Learning has an established presence in China’s education market of over 300 million students. To date, it has co-published more than 728 million units from its library of program titles.

Overall Performance

During the quarter ended June 30, 2020, Lingo Media recorded revenues of $977,389 as compared to $895,205 in 2019. Net income was $624,329 as compared to $430,651 in 2019 resulting in a $0.02 earnings per share as compared to earnings per share of $0.01 in 2019. Total comprehensive income was $557,802 as compared to $418,142 in 2019. The Company recorded selling general and administrative costs of $109,596 compared to $153,914 in 2019. Share-based payments of $8,985 was recorded in 2020 as compared to $29,001 in 2019. In addition, cash generated from operations was $386,032 as compared to $390,970 in 2019. The reduced selling general and administrative costs in 2020 Q2 was primarily due to the Company receiving government grant in the amount of $168,326 and Canada Emergency Wage Subsidy (“CEWS”) in the amount of $78,287.

Online English Language Learning

ELL Technologies earned revenue from its portfolio of products of $106,550 for the three months period, compared to $68,679 in 2019.

Print-Based English Language Learning

Lingo Media earned royalty revenue of $870,839 in 2020 compared to $826,526 in 2019 from People’s Education Press and People’s Education & Audio Visual Press (“PEP AV”). This revenue consists of royalties generated through licensing sales from provincial distributors as a result of Lingo Media and PEP AV’s local marketing and training initiatives. Although royalty revenue in the second quarter of 2019 is consistent with that of prior year in RMB, the decrease is due to fluctuation in foreign exchange rates.

Market Trends and Business Uncertainties

Lingo Media believes that the global market trends in English language learning are strong and will continue to grow. Developing countries around the world, specifically in Latin America and Asia are expanding their mandates for the teaching of English amongst students, young professionals and adults.

HolonIQ in its 2019 Global Education Outlook study estimates that Education technology will grow at 11% annual rate to $341 billion by 2025. Population growth is going to be a key challenge for education with projected 2.7 billion students by 2035. This would require countries to scale education. The British Council suggests that there are 1.6 Billion people learning English globally. English language learning products and services are currently a US$56.3 Billion global market notes Ambient Insight.

GlobalEnglish forecasts the global eLearning market to grow to $37.6 Billion by 2020, while experiencing exponential growth to reach $325 Billion worldwide by 2025.

Markets and Markets forecasts the global EdTech market to grow from US$43.27 Billion in 2015 to US$93.76 Billion to 2020, or at a CAGR or 16.72%.

Latin American Region

The Inter-American Dialogue recently noted that while English language training programs exist in various forms throughout Latin American region, there are three key factors that these programs must address to be successful: ensuring continuity, developing a strong monitoring and evaluation framework that informs adaptation, and addressing the lack of sufficient quality teachers. Students attending English language training (“ELT”) classes in Latin America accounted for approximately 14 per cent of worldwide revenues, or US$321 million in 2018. Growth has been very rapid in the Latin American region and represents a particularly strong opportunity moving forward relative to other geographic regions.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis

Asia-Pacific Region

Technavio forecasts the English language training (ELT) market in China to be worth $75 Billion by 2022, growing at a CAGR of 22%. The growth of the ELT market in China is driven by more people desiring to learn English, the adaptation of smartphones, increasing levels of disposable income, and the inherent advantages of online education. Technavio also notes that 49% of the growth in the global digital English language learning market will come from the Asia-Pacific region.

Lingo Media is positioned to take advantage of the market opportunity for English language training in Latin America and Asia, with its scalable digital language learning technology and solutions. Although the market outlook remains positive, there can be no assurance that this trend will continue or that the Company will benefit from this trend.

General Financial Condition

As at June 30, 2020 Lingo Media had working capital of $1,056,076 compared to $648,345 as at June 30, 2019. Total comprehensive income for the three-month period ended June 30, 2020 was $557,802 compared to comprehensive income of $418,142 for the period ended June 30, 2019.

Financial Highlights – for the Second Quarter Ended June 30, 2020

	2020	2019	2018
Revenue
Print-Based English Language Learning	$870,839	$826,526	$833,395
Online English Language Learning	106,550	68,679	126,764
	977,389	895,205	960,159
Net Profit for the Period	624,329	430,651	477,208
Total Comprehensive Income	557,802	418,142	478,062
Earnings per Share	$0.02	$0.01	$0.01
Total Assets	2,740,022	1,736,278	1,425,690
Working Capital	1,739,076	648,345	533,060
Cash Provided – Operations	386,052	390,970	515,666

The Company had cash on hand as at June 30, 2020 of $ 1,127,418 (2019 - $191,290) and continues to rely on its revenues from its recurring royalty stream, its online English language learning services, and future debt and/or equity financings to fund its operations.

Results of Operations

Revenues

During the quarter, Lingo Media earned $106,550 in online licensing sales revenue as compared to $68,679 in 2019. Revenues from Print-Based English language learning for the quarter were $870,839 compared to $826,526 in 2019. Direct costs associated with publishing revenue are relatively modest and have been consistent throughout the years. The Company continues to maintain its relationship with PEP and is investing in the development of its existing and new programs and marketing activities to maintain and increase its royalty revenues.

During the period, Lingo Media recorded revenues of $977,389 as compared to $895,205 in 2019. Net profit was $624,329 compared to $430,651 in 2019 resulting in a $0.02 earnings per share as compared to $0.01 in 2019.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis

Selling, General and Administrative

Selling, general and administrative expenses were $109,596 compared to $153,914 in 2019. The reduced selling, general and administrative costs in 2020 Q2 was primarily due to the Company receiving government grant in the amount of $168,326 and Canada Emergency Wage Subsidy (“CEWS”) in the amount of $78,287.

Included as a reduction of selling, general and administrative expenses are government grants of $168,326 (2019 - $55,000), relating to the Company's publishing and software projects.

The Canada Emergency Wage Subsidy (“CEWS”) was announced on March 27, 2020. Effective April 11, 2020, the CEWS came into force providing a wage subsidy to eligible Canadian employers to enable them to continue to pay their Canadian employees through their own payroll. Due to the negative impact of COVID-19, the Company applied CEWS and received $78,287 during the period as a reduction of General and Administrative Expense.

(i)	Print-Based English Language Learning

Selling, general and administrative recovery for print-based publishing was $58,154 compared to the recovery of $9,184 in 2019. The increase of the recovery primarily due to the company receiving government grant and CEWS during the period. The following is a breakdown of selling, general and administrative costs directly related to print-based English language learning:

For the Quarter Ended June 30th	2020	2019
Sales, marketing & administration	$7,729	$15,441
Consulting fees and salaries	140,279	97,714
General & admin expense recovery	(5,363)	(36,923)
Travel	-	9,488
Premises	15,929	(33,891)
Professional fees	2,296	2,294
Less: Grants	(168,326)	(63,307)
CEWS	(50,698)	-
	$(58,154)	$(9,184)

(ii)	Online English Language Learning

Selling, general and administrative costs related to online English language learning was $27,339 for the period compared to $20,238 in 2019. Selling, general and administrative costs for this operating unit decreased in 2020 is primarily due to the Company receiving CEWS during the period. The following is a breakdown of selling, general and administrative costs directly related to online-based English language learning:

For the Quarter Ended June 30th	2020	2019
Sales, marketing & administration	$33,816	$27,687
Consulting fees and salaries	8,743	-
Travel	369	4,551
Premises	12,000	(12,000)
Less: CEWS	(27,589)	-
	$27,339	$20,238

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis

(ii)	Head Office

Selling, general and administrative costs related to head office was $140,410 for the period compared to $142,860 in 2019. Selling, general and administrative costs for this reporting unit decreased in 2020 as compared to 2019, which is the result of decrease on expenditures related to sales, marking and administration expenses, travel, and professional fees.

For the Period Ended June 30th	2020	2019
Sales, marketing & administration	$15,503	$22,582
Consulting fees & salaries	79,499	74,310
Travel	-	798
Shareholder services	27,374	19,140
Professional fees	18,034	26,030
	140,410	$142,860
Total Selling and Administrative Expenses	$109,596	$153,914

Net Income

Net income for the Company was $624,329 for the period ended June 30, 2020 as compared to $430,651 in 2019. These incomes can be attributed to the two operating segments and head office as a reporting segment as shown below:

Online ELL	2020	2019
Revenue	$106,550	$68,679
Expenses:
Direct costs	20,044	7,210
General & administrative	27,340	20,238
Amortization	256	12,320
Development cost	48,230	46,972
Income taxes and other taxes	266	1,279
	96,136	88,019
Segmented Profit / (Loss) - Online ELL	$10,414	$(19,340)
Print-Based ELL
Revenue	$870,839	$826,526
Expenses:
Direct costs	24,405	22,276
General & administrative recovery	(58,154)	(9,184)
Amortization	25,524	78,028
Income taxes and other taxes	93,354	88,603
	85,129	179,723
Segmented Profit – Print-Based ELL	$785,710	$646,803

Head Office
Expenses:
General & administrative	140,410	$142,860
Amortization of property & equipment	144	178
	140,554	$143,038

Total Segmented Loss	$655,570	$484,425

Other
Foreign exchange	(9,223)	$(4,457)
Interest and other financial expenses	(13,033)	(20,316)
Share based payment	(8,985)	(29,001)
Other comprehensive income	(66,527)	(12,509)
	(97,768)	(66,283)
Total Comprehensive Income	$557,802	$418,142

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis

Foreign Exchange

The Company recorded foreign exchange loss of $9,223 as compared to a foreign exchange loss of $4,457 in 2019, relating to the Company's currency risk through its activities denominated in foreign currencies as the Company is exposed to foreign exchange risk as a significant portion of its revenue and expenses are denominated in Chinese Renminbi and US Dollars.

Share-Based Payments

The Company amortizes share-based payments with a corresponding increase to the contributed surplus account. During the period, the Company recorded an expense of $8,985 compared to $29,001 in 2019.

Net Profit for the Period

The Company reported a net profit of $624,329 for the period as compared to $430,651 in 2019. The earnings per share of the period is $0.02 compared to $0.01 in 2019.

Total Comprehensive Income

The total comprehensive income is calculated after the application of exchange differences on translating foreign operations gain/(loss). The Company reported a total comprehensive income of $557,802 for the period ended June 30, 2020 as compared to $418,142 in 2019.

Summary of Quarterly Results

	Q3 – 19	Q4 – 19	Q1 – 20	Q2 - 20
Revenue	$117,545	$831,508	97,124	977,389
Income / (Loss) Before Taxes and Other Comprehensive Income	(300,438)	432,701	237,055	717,949
Total Comprehensive Income / (Loss)	(320,519)	345,093	399,080	557,802
Income / (Loss) per Basic and Diluted Share	$(0.01)	$0.01	$0.01	$0.02

	Q3 – 18	Q4 – 18	Q1 – 19	Q2 – 19
Revenue	$186,518	$713,170	111,964	895,205
Income / (Loss) Before Taxes and Other Comprehensive Income	(145,813)	167,707	(306,962)	520,553
Total Comprehensive Income (Loss)	(160,765)	155,060	(328,899)	418,142
Income / (Loss) per Basic and Diluted Share	$(0.00)	$0.00	$(0.00)	$0.01

Liquidity and Capital Resources

As at June 30, 2020, the Company had cash of $1,127,418 compared to $191,290 in 2019. Accounts and grants receivable of $983,235 were outstanding at the end of the period compared to $1,049,433 in 2019. With 83% of the receivables from PEP and the balance due from ELL customers with a 90 - 180 day collection cycle, the Company does not anticipate an effect on its liquidity. Total current assets amounted to $2,242,448 (2019 - $1,341,173) with current liabilities of $503,372 (2019 - $692,828) resulting in working capital of $1,739,576 (2019 - $648,345).

Lingo Learning receives government grants based on certain eligibility criteria for publishing industry development in Canada and for international marketing support. These government grants are recorded as a reduction of general and administrative expenses to offset direct expenditure funded by the grant. The Company receives these grants throughout the year. The grant is applied based on Lingo Learning meeting certain eligibility requirements. The Company has relied on obtaining these grants for its operations and has been successful at securing them in the past, but it cannot be assured of obtaining these grants in the future.

Lingo Media has access to working capital through equity financings or debt financings, if required to finance its growth plans and expansion into new international markets. The Company has been successful in raising sufficient working capital in the past.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet finance arrangements.

Transactions with Related Parties

The Company’s key management includes Michael Kraft, Chairman, Gali Bar-Ziv, President & CEO, Khurram Qureshi, CFO in addition to Board Directors and the Secretary of the Board.

The Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

The Company charged $2,400 (2019 - $22,168) to the corporations with director or officer in common for rent, administration, office charges and telecommunications.

Key management compensation for the quarter was $79,500 (2019 – $79,500) and is reflected as consulting fees paid to corporations owned by a director and officers of the Company.

Additional Disclosure

Property and Equipment

	Computer and Office Equipment	Leasehold Improvements	Total
Cost, January 1, 2019	$97,875	$33,180	$131,055
Additions	450	-	450
Write off	(12,126)	-	(12,126)
Effect of foreign exchange	(517)	-	(517)
Cost, June 30, 2019	$85,682	33,180	$118,862
Effect of foreign exchange	(854)	-	(854)
Cost, December 31, 2019	$84,828	$33,180	$118,008
Effect of foreign exchange	614	-	614
Cost, June 30, 2020	$85,442	$33,180	$118,622

Accumulated depreciation, January 1, 2019	$66,278	$11,613	$77,891
Charge for the period	3,224	5,807	9,031
Write off	(12,126)	-	(12,126)
Effect of foreign exchange	(489)	-	(489)
Accumulated depreciation, June 30, 2019	$56,887	$17,420	$74,307
Charge for the period	3,371	5,806	9,177
Effect of foreign exchange	(691)	-	(691)
Accumulated depreciation, December 31, 2019	$59,567	$23,226	$82,793
Charge for the period	2,643	4,266	6,909
Effect of foreign exchange	588	-	588
Accumulated depreciation, June 30, 2020	$62,798	$27,492	$90,290

Net book value, December 31, 2019	$25,261	$9,954	$35,215
Net book value, June 30, 2020	$22,644	$5,688	$28,332

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis

Right-of-Use Asset and Lease Obligation

The Company has one office facility under lease. The lease term is 5 years from 2016, with an option to renew the lease for another 5-year term after that date.

Non-cancellable lease rentals are payable as follows:

Less than 1 year	$78,399
Between 1 and 5 years	-
$79,399

On adoption of IFRS 16, the Company recognized lease obligations in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17, “Leases”. These obligations were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The lessee’s incremental borrowing rate applied to the lease obligations on January 1, 2019 was 8%.

For the period ended June 30, 2020, an accretion of $21,990 in carrying amount of lease liability was recorded because of the use of present value factor at initial measurement.

For the period ended June 30, 2020, variable lease payments of $50,043 were recorded.

The Company has equipment leases and an office lease in Beijing which it has determined are not recognized as right of use assets or lease liabilities as they are short-term and low dollar value.

The Company’s lease obligation and movements therein during the period ended June 30, 2020:

Lease Obligation
Lease obligation as of January 1, 2020	$574,762
Accretion on lease liability	21,990
Lease payment	(58,800)
Lease obligation at June 30, 2020	$537,952

Of which are:
Current lease obligations	$38,306
Long-term lease obligations	499,646
$537,952

The Company’s right-of-use assets and movements therein during the period ended June 30, 2020:

Office Lease
Right-of-use assets at January 1, 2020	$597,562
Accumulated depreciation, January 1, 2020	(83,381)
Charge for the period	(44,939)
Accumulated depreciation, June 30, 2020	(128,320)
Right-of-use assets at June 30, 2020	$469,242

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis

COVID-19

Since December 31, 2019, the outbreak of the novel strain of coronavirus, specifically identified as “COVID-19,” has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions.

The extent to which COVID-19 and any other pandemic or public health crisis impacts the Company’s business, affairs, operations, financial condition, liquidity, availability of credit and results of operations will depend on future developments that are highly uncertain and cannot be predicted with any meaningful precision, including new information which may emerge concerning the severity of the COVID-19 virus and the actions required to contain the COVID-19 virus or remedy its impact, among others. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods.

Lingo Media has taken measures to protect its management, employees and contractors and has advised them to work from home and maintain a safe environment to ensure they are healthy and have minimal exposure to the risk of infection. In addition, the company is eligible and has applied for certain government subsidies, additional grants and interest-free loans, which will be reflected in the subsequent period financial statements.

The Company has contacted all the parties it is working with to ensure they are all working in a safe environment. A number of such parties have had an impact on their operations and ability to collaborate, while, a large number have identified multiple new business opportunities due to COVID-19 and the stay at home order of students in many countries. Lingo Media is offering e-learning solutions which fit the challenges schools and universities are facing by providing online language learning solutions. In addition, the Company has designed a number of programs to ensure its clients can easily deploy its suite of products that are well suited for a quarantined environment.

Risk Factors

Business Risk and Uncertainties

We are subject to a number of risks and uncertainties that can significantly affect our business, financial condition and future financial performance, as described below. In particular, there remain significant uncertainties in capital markets impacting the availability of equity financing. While these uncertainties in capital markets do not have a direct impact on our ability to carry out our business, the Company may be impacted should it become more difficult to gain access to capital when and if needed. These risks and uncertainties are not necessarily the only risks the Company faces. Additional risks and uncertainties that are presently unknown to the Company may adversely affect our business.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s monetary assets and liabilities denominated in currencies other than the Canadian Dollar and the Company’s net investments in foreign subsidiaries.

The Company operates internationally and is exposed to foreign exchange risk as certain expenditures are denominated in non-Canadian Dollar currencies.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis

The Company has been exposed to this fluctuation and has not implemented a program against these foreign exchange fluctuations.

A 10% strengthening of the US Dollar against the Canadian Dollar would have increased the net equity approximately by $76,990 (2019 - $59,513) due to reduction in the value of net liability balance. A 10% of weakening of the US Dollar against the Canadian Dollar at June 30, 2020 would have had the equal but opposite effect. The significant financial instruments of the Company, their carrying values and the exposure to other denominated monetary assets and liabilities, as of June 30, 2020 are as follows:

June 30, 2020
USD
Cash	575,657
Accounts receivable	686,842
Accounts payable	43,190

Liquidity Risk

The Company manages its liquidity risk by preparing and monitoring forecasts of cash expenditures to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s accounts payable and accrued liabilities generally have maturities of less than 90 days. At June 30, 2020, the Company had cash of $1,127,418, accounts and grants receivable of $983,235 and prepaid and other receivables of $131,795 to settle current liabilities of $503,372.

Credit Risk

Credit risk refers to the risk that one party to a financial instrument will cause a financial loss for the counterparty by failing to discharge an obligation. The Company is primarily exposed to credit risk through accounts receivable. The maximum credit risk exposure is limited to the reported amounts of these financial assets. Credit risk is managed by ongoing review of the amount and aging of accounts receivable balances. As at June 30, 2020, the Company has outstanding receivables of $983,235 (2019 - $939,433). New impairment requirements use an 'expected credit loss' ('ECL') model to recognize an allowance. Impairment is measured using a 12-month ECL method unless the credit risk on a financial instrument has increased significantly since initial recognition in which case the lifetime ECL method is adopted. For receivables, a simplified approach to measuring expected credit losses using a lifetime expected loss allowance is available. The Company deposits its cash with high credit quality financial institutions, with the majority deposited within Canadian Tier 1 Banks.

Retention or Maintenance of Key Personnel

Although Lingo Media’s management has made efforts to align the interests of key employees with the Company by, among other things, granting equity interests to its operations personnel with vesting schedules tied to continued employment, there is no assurance that Lingo Media can attract or retain key personnel in a timely manner as the need arises. Failure to have adequate personnel may materially compromise the ability of the Company to operate its business.

Disclosure of Outstanding Share Data

As of August 28, 2020, the followings are outstanding:

Common Shares – 35,529,192

Warrants – Nil

Stock Options – 6,970,000

Approval

The Directors of Lingo Media have approved the disclosure contained in this MD&A.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com.

Lingo Media Corporation (TSX-V: LM; OTC: LMDCF; FSE: LIMA) Management Discussion & Analysis